AMENDED AND RESTATED
LIMITED LIABILITY AGREEMENT
OF
U.S. PRO GYMNASTICS INVITATIONAL LLC
Dated as of May 15, 2024

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

U.S. PRO GYMNASTICS INVITATIONAL LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY AGREEMENT is made and entered into as of May __, 2024, by and among the parties listed on the signature pages hereof, and such other Persons that may be admitted from time to time to the Company and as parties to this Agreement, with reference to the following facts:

A.   The members of U.S. Pro Gymnastics Invitational LLC (the "**Company**") previously entered into that Amended and Restated Limited Liability Company Agreement dated January 29, 2023 (the "**Prior Agreement**").

B.   The Prior Agreement may be amended by the Majority Vote (as defined in the Prior Agreement), which is more than 50% of the votes of Members (as defined in the Prior Agreement) pursuant to the voting rights of the outstanding Class A Common Shares (as defined in the Prior Agreement) under Section 4.2(a) of the Prior Agreement.

C.   The undersigned, which constitutes a Majority Vote (as defined in the Prior Agreement), now desire to amend and restate the Prior Agreement by adopting and approving this Agreement, which shall supersede and replace the Prior Agreement in its entirety.

NOW, THEREFORE, the parties by this Agreement set forth the operating agreement for the Company under the laws of the State of Delaware upon the terms and subject to the conditions of this Agreement.

#377857v4<ACTIVE> - USPGI LLC A&R Operating Agreement (5.13.24)

ARTICLE I
DEFINITIONS

For purposes of this Agreement, unless the context otherwise requires:

"**Act**" means the Delaware Limited Liability Company Act as amended from time to time, or any corresponding provision or provisions of any succeeding or successor law of the State of Delaware.

"**Adjusted Capital Account**" means the balance, if any, in a Member's Capital Account as of the end of the relevant year, increased by the amount of the minimum gain that such Member is treated as being obligated to restore pursuant to the next to last sentence of Regulation Sections 1.704-2(g)(1) and (i)(5). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulation Section 1.704-l(b)(2)(ii)(d) and shall be interpreted consistently therewith. The Capital Accounts of the Members may be adjusted, at the discretion of the Manager, to reflect the fair market value of the assets of the Company, as determined by the Manager, upon an event described in Regulation Section 1.704-l(b)(2)(iv)(f)(5).

"**Affiliate**" means, with respect to any specified Person, (a) any Person that directly or indirectly controls, is controlled by or is under common control with such specified Person; (b) any Person that directly or indirectly controls 50% or more of the outstanding equity securities of the specified Person or of which the specified Person is directly or indirectly the owner of 50% or more of any class of equity securities; (c) any Person that is an officer of, manager of, director of, partner in or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is an officer, director, manager, partner or trustee, or with respect to which the specified Person serves in a similar capacity; or (d) any Person that is a member of the Immediate Family of the specified person.

"**Affiliated Persons**" means any Persons who or which are Affiliates of each other.

"**Agreement**" means this Amended and Restated Limited Liability Company Agreement, as amended, modified or supplemented from time to time.

"**Capital Account**" has the meaning set forth in Section 3.1.

"**Capital Contribution**(s)" means the aggregate of all contributions made by a Member to the Company, with the fair market value of property contributed determined in good faith by the Manager. Any reference to the Capital Contribution of a then Member shall include a Capital Contribution previously made by any prior Member with respect to the Interest of such then Member.

"**Certificate of Formation**" means the Certificate of Formation of the Company, as filed with the Secretary of State, as amended from time to time.

"**Class A Common Shares**" has the meaning set forth in Section 4.1.

"**Class B Common Shares**" has the meaning set forth in Section 4.1.

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"**Class C Common Shares**" has the meaning set forth in Section 4.1.

"**Common Shares**" has the meaning set forth in Section 4.1.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Company**" has the meaning set forth in the initial paragraph of this Agreement.

"**Co-Sale Transfer Agreement**" has the meaning set forth in Section 7.2(c)

"**Convertible Securities**" means any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Shares but excluding Options.

"**Deemed Liquidation Event**" has the meaning set forth in Section 8.5(a)

"**Disabled**" means, with respect to any Manager, that such Manager shall be subject to any incapacity resulting from sickness or bodily injury (specifically excluding, however, pregnancy and ordinary post-natal recovery) that (i) prevents such Manager from performing the essential duties as Manager of the Company at the time of the onset of such sickness or the occurrence of such bodily injury, and (ii) requires the regular care and treatment of a physician.

"**Electing Members**" has the meaning set forth in Section 7.8(a).

"**Equity Security**" means any equity securities or membership interests (including the Common Shares) of the Company, whether now authorized or not, and rights, options or warrants to purchase equity securities or membership interests, and securities of any type whatsoever that are, or may become, convertible into equity securities or membership interests.

"**Event of Dissociation**" means the death, disability, bankruptcy, expulsion or dissolution of a Member; or the retirement, resignation, or other termination of employment of a Member who is also a Manager or an employee of the Company, or the occurrence of any other event that terminates the continued membership of a Member, or, with respect to a holder of Class C Common Shares, it being a date after May 15, 2028.

"**Fiscal Year**" means the fiscal year ending December 31.

"**Gross Income**" means all items of income and gain that are included in the definition of Income or Loss.

"**Immediate Family**" (a) with respect to any individual, means his or her ancestors, spouse, children, spouses of children, any trustee or trustees, including successor and additional trustees, principally for the benefit of any one or more of such individuals, and any entity or entities all of the beneficial owners of which are such individuals and, (b) with respect to a Legal Representative, means the Persons referred to in (a) with respect to the individual for whom such Legal Representative was appointed.

"**Incentive Shares**" has the meaning set forth in Section 4.3.

"**Income and Loss(es)**" means taxable income or loss plus income exempt from federal income tax and reduced by any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulation Section 1.704-l(b)(2)(iv)(i) as determined in accordance with the accounting methods followed by the Company for federal income tax purposes, adjusted to reflect book-tax disparities as required by Regulation Section 1.704-1(b)(2)(iv)(g).

"**Indemnified Person**" has the meaning set forth in Section 5.11.

"**Interest**" means the entire ownership interest of the Member in the Company.

"**Legal Representative**" means (i) with respect to any individual, a duly appointed executor, administrator, guardian, conservator, personal representative or other legal representative appointed as a result of the death or incompetence of such individual, and (ii) with respect to any entity, any legal representative appointed as a result of the dissolution/liquidation of such entity.

"**Liquidator**" shall have the meaning set forth in Section 8.3 hereof.

"**Majority Vote**" means, unless the context otherwise requires, more than 50% of the votes of Members pursuant to the voting rights of the outstanding Class A Common Shares under Section 4.2(a), except for votes pursuant to (i) amendments or waivers to this Operating Agreement which affect the Class C Common Shares in a material adverse manner as compared to the Class A Common Shares and (ii) dissolution of the Company pursuant to Section 8.1, in which case "Majority Vote" means more than 50% of the votes of Members pursuant to the voting rights of the outstanding Class A Common Shares and Class C Common Shares under Section 4.2(a), voting as a single class.

"**Manager**" shall refer to any Person named as Manager in this Agreement and any Person who becomes a Manager in accordance with the terms of this Agreement, in each such Person's capacity as (and during the period during which such Person serves as) Manager.

"**Member**" has the meaning set forth in the initial paragraph of this Agreement and shall include any Person who becomes an additional, substitute or replacement Member as permitted by this Agreement, in such Person's capacity as a Member of the Company. "Members" shall refer collectively to all such Persons in such capacity.

"**Member Representative**" has the meaning set forth in Section 7.8(a)(ii).

"**Option**" means a right, option or warrant to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities.

"**Percentage Interest**" means, with respect to any Member at any time of determination, the fraction, expressed as a percentage, which the Common Shares held by such Member bears to the total issued and outstanding Common Shares at such time. The Share Ledger shall set forth, among other things, the Percentage Interest of each Member as modified from time to time pursuant to this Agreement. The sum of the Percentage Interests of the Members shall equal 100%.

"**Permanent Disability**" means, with respect to any Manager, that such Manager has been, or is reasonably be expected to be, Disabled for a minimum consecutive period of 180 consecutive days or an aggregate of 365 days in any 18-month period.

"**Permitted Transferee**" means any transferee described in Section 6.4.

"**Person**" means any natural person, partnership, joint venture, association, corporation, limited liability company, trust or other entity.

"**Proposed Sale**" has the meaning set forth in Section 7.8(b).

"**Regulations**" means the regulations (including any temporary regulations) issued under the Code by the Department of the Treasury, as they may be amended from time to time, or any applicable successor regulations. Reference herein to any particular section of the Regulations shall be deemed to refer to the corresponding provision of any applicable successor regulations.

"**Sale of the Company**" means either (a) a Share Sale or (b) a transaction that qualifies as a Deemed Liquidation Event.

"**Secretary of State**" means the Secretary of State of Delaware.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Share Ledger**" has the meaning set forth in Section 9.1(b).

"**Shares**" has the meaning set forth in Section 4.1.

"**Share Sale**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires Shares representing more than 50% of the outstanding voting power of the Company.

"**Successor Corporation**" has the meaning set forth in Section 10.9.

"**Target Balance**" means, with respect to any Member as of the close of any period for which allocations are made under Article Article V, the amount such Member would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of any hypothetical liquidation (i) a sale of all of the assets of the Company at prices equal to the gross fair market value of such assets re-determined as of the end of the applicable Fiscal Year, and (ii) the distribution of the net proceeds from such sale to the Members pursuant to Section 7.4(for this purpose, treating all outstanding Shares as fully vested), after the payment of all actual Company indebtedness and any other liabilities related to the Company's assets (limited, in the case of nonrecourse liabilities, to the collateral securing or otherwise available to satisfy such liabilities).

"**Tax Distribution**" has the meaning set forth in Section 6.3(b).

"**Tax Matters Partner**" has the meaning set forth in Section 9.5.

"**Terminated Manager**" has the meaning set forth in Section 5.4(a).

"**Transfer**" means the sale, assignment, transfer, pledge, hypothecation, mortgage or disposition, by gift or otherwise, of Shares.

ARTICLE II
ORGANIZATION OF THE COMPANY

2.1 Name of the Company. The name of the Company is "U.S. Pro Gymnastics Invitational LLC. The Manager shall execute and shall cause the filing or recording with the proper offices of, any certificates or instruments required by any limited liability company act, fictitious name act or similar statute in effect from time to time.

2.2 Purpose. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act.

2.3 Registered Office; Registered Agent. The registered office of the Company in the State of Delaware shall be located at 850 New Burton Road, Suite 201, Dover, Delaware 19904 (Kent County), and the name of its registered agent in the State of Delaware at such address is Cogency Global Inc. The registered office in other states in which the Company does business shall be established by the Manager.

2.4 Principal Place of Business. The principal place of business of the Company is set forth on Schedule A, or such other place as from time to time may be designated by the Manager.

2.5 Term. The term of the Company commenced upon the filing of the Certificate of Formation with the Secretary of State. The existence of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

2.6 Partnership Classification. The Company shall be treated as a partnership for federal, state and local income tax purposes.

ARTICLE III
CAPITAL CONTRIBUTIONS AND LIABILITY OF MEMBERS

3.1 Capital Accounts. For each Member (and each permitted assignee), the Company shall establish and maintain a separate "**Capital Account**" which shall generally be credited with the amount of cash plus the fair market value of any property (net of liabilities) contributed by any Member plus the Member's distributive share of Company Income and decreased by the amount of cash plus the fair market value of any property (net of liabilities) distributed to a Member plus the Member's distributive share of Company Losses. The Capital Accounts shall be maintained in compliance with Regulations Section 1.704-1(b). The provisions of this Agreement shall be interpreted and applied in a manner consistent with such section of the Regulations.

3.2 Capital Contributions. The Company shall record each Member's Capital Contributions in the books and records of the Company. The value of any non-cash Capital

Contribution to the Company shall be as reasonably determined by the Manager and stipulated in the books and records of the Company.

3.3 <u>No Withdrawal of or Interest in Capital</u>. No interest shall accrue on any Capital Contributions, and no Member shall have the right to withdraw or to be repaid any Capital Contributions by him, her or it or to receive any other payment in respect of his, her or its Interest in the Company, including without limitation as a result of the withdrawal or resignation of such Member from the Company, except as specifically provided in this Agreement.

3.4 <u>Additional Capital Contributions</u>. Except as otherwise provided in this ArticleArticle III, no Member shall be obligated to contribute any additional Capital Contributions. The Manager may determine from time to time that additional capital is necessary or appropriate to enable the Company to conduct its activities and may seek (but not require) additional Capital Contributions from Members and others, on such terms as the Manager may propose in its sole discretion, subject to the provisions of this Agreement. Any Member that makes an additional Capital Contribution shall have their Capital Account adjusted accordingly.

3.5 <u>Managers as Members</u>. Any Manager may (but is not required to) hold an interest in the Company as a Member, and such Person's rights and interest as a Manager shall be distinct and separate from such Person's rights and interest as a Member.

3.6 <u>Liability of Members</u>. Except to the extent required under applicable law, the liability of the Members for the losses, debts and obligations of the Company shall be limited to their Capital Contributions. Without limiting the foregoing, (a) no Member, in his, her or its capacity as a Member (or, if applicable, as a Manager), shall have any liability to restore any negative balance in his, her or its Capital Account, and (b) the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or Manager for liabilities of the Company.

3.7 <u>Member Securities Representations</u>. Each Member, by execution of this Agreement or an amendment hereto reflecting such Member's admission to the Company, hereby represents and warrants to the Company (unless the Company agrees in writing with such Member that any such representation or warranty need not be made) that:

(a) He, she or it is acquiring an Interest for his, her or its own account for investment only, and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, or any rule or regulation thereunder;

(b) He, she or it understands (i) that the Interest he she or it is acquiring has not been registered under the Securities Act or applicable state securities laws and cannot be resold unless subsequently registered under the Securities Act and such laws or unless an exemption from such registration is available, (ii) that such registration under the Securities Act and such laws is unlikely at any time in the future and (iii) that the Transfer of the Interests are restricted in accordance with the terms of this Agreement;

(c)   He, she or it has had such opportunity as he, she or it has deemed adequate to ask questions of and receive answers from the Manager concerning the terms and conditions of this Agreement and the Shares, and to obtain from representatives of the Company such information that the Company possesses or can acquire without unreasonable effort or expense, as is necessary to evaluate the merits and risks of an investment in the Company;

(d)   He, she or it has, either alone or with his, her or its professional advisers, sufficient experience in business, financial and investment matters to be able to evaluate the merits and risks involved in investing in the Company and to make an informed investment decision with respect to such investment;

(e)   He, she or it can afford a complete loss of the value of his, her or its investment in the Company and is able to bear the economic risk of holding such investment for an indefinite period;

(f)   If it is an entity, it is duly organized, validly existing and in good standing under the laws of its state of organization and that it has full organizational power to execute and deliver this Agreement and to perform its obligations hereunder;

(g)   He, she or it is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; provided, however, that such representation need not be made in connection with the issuance of Incentive Shares to him, her or it pursuant to Rule 701 promulgated under the Securities Act;

(h)   If he or she is an individual, then he or she resides in the state, province or other jurisdiction identified in his or her address set forth on Schedule A; if it is a partnership, corporation, limited liability company or other entity, then the office in which its principal place of business is located is identified in its address set forth on Schedule A; and

(i)   If he, she or it is not a United States person (as defined by Section 7701(a)(30) of the Code), he, she or it has satisfied himself, herself or itself as to the full observance of the laws of his, her or its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within his, her or its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or Transfer of the Shares. His, her or its subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of his, her or its jurisdiction.

3.8   Admission of New Members.

(a)   Manager's Approval. Subject to Section (b) below, additional Persons, including those awarded Incentive Shares pursuant to Section 4.3, may be admitted to the Company as Members from time to time by the Manager at a price per Share or for other consideration (including past or future service) to be determined by the Manager.

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(b)   Execution of this Agreement; Initial Capital Contributions. As a condition to becoming a Member of the Company, all additional Members shall execute and deliver to the Company a joinder agreement or such number of counterpart signature pages to this Agreement as the Manager may require, evidencing such Member's intent to be bound by all of the terms and conditions of this Agreement. The initial Capital Contribution, if any, of any additional Member shall be paid in cash or cash equivalent at the time of such Member's admission into the Company, or in consideration otherwise acceptable to the Manager in its/his/her sole discretion. Schedule A and the Share Ledger shall be amended to reflect each additional Member admitted to the Company. Upon the admission of additional Members and the contribution of their initial Capital Contribution, the Company shall adjust Capital Accounts in accordance with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g).

3.9   Loans by Members. Members may lend or advance money to the Company with the approval of the Manager. If a Member shall make any loan to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a Capital Contribution but shall be a debt due from the Company. The amount of any such loan or advance by a Member shall bear interest at a rate agreed upon by the Company and the lending Member. No Member is obligated to make any loan or advance to the Company.

ARTICLE IV
LIMITED LIABILITY COMPANY INTERESTS

4.1   Limited Liability Company Interest to be Evidenced by Shares. All Interests in the Company shall be denominated in units referred to as "**Shares**". Initially, the total number of Shares of all classes that the Company shall have authority to issue shall be 10,800,000 Shares, consisting of 10,800,000 Common Shares (the "**Common Shares**"), of which 7,000,000 shall be classified as "**Class A Common Shares**", 3,000,000 shall be classified as "**Class B Common Shares**", and 800,000 shall be classified as "**Class C Common Shares**". The Common Shares shall hereinafter collectively be referred to as the "**Shares**". The Manager may, in its/her/her discretion, increase the number of authorized Shares from time to time. Shares shall be issuable from time to time in one or more classes or series, with such designations, preferences and rights as shall be fixed by the Manager in the exercise of its/her/her sole discretion, subject to the Act and obtaining any consent required under this Agreement. Subject to the terms of this Agreement, the Manager is hereby authorized to take all actions that it/he/she deems necessary or appropriate in connection with the issuance of Shares and the fixing of the designations, preferences and rights including amending this Agreement in any manner that is deemed necessary or appropriate to provide for each such issuance, and to admit additional Members in connection therewith.

4.2   Classes of Shares. The powers, privileges and rights and the qualifications, limitations or restrictions in respect of each class of Shares of the Company shall be as set forth in this Agreement.

(a)   Common Shares.

(i)   Voting. At all meetings of Members (and in actions in lieu of meetings), the Members shall be entitled to vote in accordance with each such Member's Common Shares, with the following voting rights: (A) each one (1) Class A Common Share shall have one

(1) vote per Class A Common Share; (B) Class B Common Shares shall be non-voting shares and (C) Class C Common Shares shall be non-voting shares, except for votes pursuant to (i) amendments or waivers to this Operating Agreement which affect the Class C Common Shares in a material adverse manner as compared to the Class A Common Shares and (ii) dissolution of the Company pursuant to Section 8.1, for which Class C Common Shares shall have one (1) vote per Class C Common Share. There shall be no cumulative voting with respect to any Common Shares. Subject to the terms of this Agreement, the number of authorized Common Shares, or any class thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by a Majority Vote.

(ii)   Distributions. Except as otherwise provided herein, distributions may be declared and paid on Common Shares from funds lawfully available therefor as and when determined by the Manager.

(iii)   Liquidation. Upon the dissolution or liquidation of the Company whether voluntary or involuntary, holders of Common Shares shall be entitled to receive all assets of the Company available for distribution to its Members, subject to ArticleArticle VIII.

(iv)   Other Issuances. Subject to the terms of this Agreement, Common Shares shall be issued at the direction of the Manager.

(b)   [Reserved].

4.3   Incentive Interests. The Manager may authorize a certain number of Class B Common Shares to be reserved for issuance pursuant to a Company equity incentive plan for managers, officers or employees of, consultants or other Persons that provide services to the Company and/or any of its Affiliates ("**Incentive Shares**") pursuant to agreements with such individuals which shall be in a form and substance satisfactory to the Manager and such Persons shall become Members in accordance with Section 3.8. Grants of any Incentive Shares pursuant to this Section 4.3, shall be determined from time to time by the Manager. In the event that any of such Common Shares are redeemed or otherwise repurchased by the Company, the number of such Common Shares shall again be available for grant by the Manager in accordance with this Section 4.3 and shall be added to the number of available Common Shares. The Company shall, as of the date immediately prior to the issuance of any Common Shares pursuant to this Section 4.3, close its books and allocate all items of Income and Losses to that date as provided under Article Article VI. If the aggregate Capital Accounts of all Members after such allocations would be less than the fair market value of the Company as determined by the Manager, then the excess of such fair market value over the aggregate capital of Members shall be allocated to the Capital Accounts of the existing Members according to their Percentage Interests as if it were realized Income. By executing this Agreement, the Members and the Company agree to take such actions as may be required by any authority with respect to the taxation of Common Shares issued pursuant to this Section 4.3 so that the tax consequences to any Member that receives such Common Shares conform as closely as possible to the tax consequences described under Internal Revenue Service Revenue Procedure 93-27 and Internal Revenue Service Revenue Procedure 2001-43.

4.4   Shares Fully Paid and Nonassessable. Upon issuance of the Shares as provided in this Agreement, the Shares so issued shall be deemed to be validly issued, fully paid and nonassessable.

4.5   Certificates. The Company may, but shall not be required to, issue to Members a certificate or certificates signed by a Manager specifying the series or class of Shares held by such Member which signature may be a facsimile or other electronic signature. If a certificate for Shares is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by the Manager. Upon the issuance of any substitute share certificate evidencing such Shares, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto. Each certificate shall bear legends on the reverse side thereof substantially in the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE BEEN ISSUED IN RELIANCE ON AN EXEMPTION FROM REGISTRATION PROVIDED FROM REGULATIONS UNDER THE SECURITIES ACT. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, EXCEPT (A) PURSUANT TO AND IN CONFORMITY WITH (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (II) ANY THEN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND (B) PURSUANT TO AND IN CONFORMITY WITH ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS. OTHER THAN PURSUANT TO AND IN CONFORMITY WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, NO SUCH OFFER OR SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE UNLESS, IF REQUESTED BY IT, THE COMPANY HAS RECEIVED A WRITTEN LEGAL OPINION OF COUNSEL (SUCH COUNSEL AND OPINION REASONABLY ACCEPTABLE TO IT) TO THE EFFECT THAT SUCH OFFER OR SALE DOES NOT VIOLATE THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

THIS SECURITY IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY, AS SUCH AGREEMENT MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES."

ARTICLE V
MANAGEMENT

5.1   Management of the Company. The business and affairs of the Company shall be managed by or under the direction of the Manager, who may exercise all of the powers of the Company except as otherwise provided by law or this Agreement (including, without limitation,

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Section 5.6). In the event of the absence of a Manager, the Members, by Majority Vote, except as otherwise provided by law or this Agreement, may exercise the powers of the Manager until the vacancy is filled. All management and other responsibilities not specifically reserved to the Members in the Act, or this Agreement shall be vested in the Manager, and the Members shall have no voting rights except as specifically provided in this Agreement. The Manager shall devote such time to the affairs of the Company as may be reasonably necessary for performance by the Manager of his, her or its duties hereunder, provided that such Person shall not be required to devote full time to such affairs. The Manager shall, in the performance of his, her or its duties as such, owe to the Members fiduciary duties, including duties of loyalty and care, of the type owed by the directors of a corporation to the stockholders of such corporation under the laws of the State of Delaware. Specifically, but not by way of limitation, but subject to the provisions of this Agreement, the Manager shall be authorized in the name and on behalf of the Company to cause the Company to do all things necessary or appropriate to carry on the business and purposes of the Company, including without limitation the following (and the Company shall not do any of the following without the specific authorization of the Manager).

       (a)   to issue and redeem the Shares;

       (b)   to conduct the business of the Company in any state, territory or possession of the United States or in any foreign jurisdiction;

       (c)   to acquire by purchase, lease, exchange or otherwise, and to sell, finance, refinance, encumber and otherwise deal with, any real or personal property, including, without limitation, subsidiaries;

       (d)   to borrow money and issue evidence of indebtedness or to guarantee loans and to secure the same by mortgage, deed of trust, pledge or other lien on any assets or property of the Company and to pay, prepay, extend, amend or otherwise modify the terms of any such borrowings and to raise additional capital;

       (e)   to employ executive, administrative and support personnel in connection with the business of the Company, to pay salaries, expense reimbursement, employee benefits, fringe benefits, bonuses and any other form of compensation or employee benefit to such Persons, at such times and in such amounts as may be determined by the Manager in its/her/her sole discretion, in order to provide executive, administrative and support services in connection with the business of the Company;

       (f)   to hire or employ such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and operations of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons as may be determined by the Manager in its/her/her sole discretion;

       (g)   to pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as it may determine and upon such evidence as it may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

#377857v4<ACTIVE> - USPGI LLC A&R Operating Agreement (5.13.24)

(h)   to determine the appropriate accounting method or methods to be used by the Company;

(i)   to cause the Company to make or revoke any of the elections referred to in Sections 108, 704, 709, 754 or 1017 of the Code or any similar provisions enacted in lieu thereof, or in any other Section of the Code;

(j)   to establish and maintain reserves for such purposes and in such amounts as it deems appropriate from time to time;

(k)   to pay all organizational expenses and general and administrative expenses of the Company from Company funds;

(l)   to open accounts and deposit, maintain and withdraw funds in the name of the Company in banks, savings and loan associations, brokerage firms or other financial institutions;

(m)   to deal with, or otherwise engage in business with, or provide services to and receive compensation therefor from, any Person who has provided or may in the future provide any services to, lend money to sell property to or purchase property from the Company, including without limitation, any Member or Manager;

(n)   to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of, the purposes of the Company;

(o)   to pay any and all fees and to make any and all expenditures that it, in its sole discretion, deems necessary or appropriate in connection with the organization of the Company, the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, fees, reimbursements and expenditures payable to a Member or Manager;

(p)   to cause the Company and its properties and assets to be maintained and operated in such manner as the Manager may determine, subject, however, to obligations imposed by applicable laws or by any mortgage or security interest encumbering the Company and such properties and assets from time to time, and by any lease, rental agreement or other agreement pertaining thereto;

(q)   to cause to be obtained and continued in force all policies of insurance required by any mortgage, lease or other agreement relating to the Company's business or any part thereof, or determined by the Manager to be in the best interests of the Company;

(r)   to cause to be paid any and all taxes, charges and assessments that may be levied, assessed or imposed upon any of the assets of the Company, unless the same are contested by the Company;

(s)   to define and institute all Company policies;

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(t)   to exercise all powers and authority granted by the Act to Managers, except as otherwise provided in this Agreement; and

(u)   to perform any other act that the Manager may deem necessary, convenient or desirable for the Company or its business.

5.2   Number of Managers. There shall only be one (1) Manager.

5.3   Manager Designation. So long as Next Gen Global Alliance LLC (the "**Founding Member**"), or any of its Affiliates or Permitted Transferees, holds any Common Shares, the Founding Member (or such of its, Affiliates or Permitted Transferees) shall have the right to designate the Manager; provided that, to the extent that neither such Founding Member nor any of its Affiliates or Permitted Transferees holds any Common Shares, such Manager shall be designated by the holders of at least a Majority Vote. Each Member agrees to vote, or cause to be voted, all Common Shares owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Members at which an election of Manager is held or pursuant to any written consent of the Members, such persons designated by the Founding Member (or any of its Affiliates or Permitted Transferees) or the holders of Common Shares, as the case may be, shall be elected to as the Manager. In the absence of any designation from the Persons or groups with the right to designate a Manager as specified above, the Manager previously designated by them and then serving shall be reelected if still eligible to serve as provided herein. The Founding Member hereby initially designates Maureen Frances Granito to be its designee as Manager.

5.4   Manager Procedures.

(a)   Termination. Upon the death, dissolution, resignation or removal of any Manager (a "**Terminated Manager**"): (i) such Terminated Manager shall have no further authority under this Agreement as a Manager; (ii) such Terminated Manager shall have no further obligations or rights under this Agreement (except for liabilities and rights accruing prior to the date of death, dissolution, resignation or removal, including rights to indemnification under Section 5.11 or under any separate indemnification agreement between the Company and such Terminated Manager that related to actions or omissions occurring during such Person's service as a Manager); and (iii) no writing or instrument shall be required to be executed by the Company or the Terminated Manager to reflect such cessation of service, except that the Terminated Manager (or his, her or its Legal Representative or attorney-in-fact, as provided below) shall execute and deliver any agreement, instrument, certificate or document, including an amendment to the Articles, which may be reasonably required to reflect that the Terminated Manager is no longer a Manager of the Company. Each Person now or hereafter serving as a Manager of the Company, by execution of this Agreement, an amendment hereto or an instrument acknowledging that it is bound hereby, hereby constitutes and appoints each other Person who may from time to time be serving as a Manager, and each of them acting singly, such Manager's agent and attorney-in-fact for the purpose of executing and delivering any and all agreements, instruments and other documents (including without limitation, an amendment to the Articles) as are necessary or appropriate to reflect that he, she or it is no longer a Manager of the Company following such death, dissolution, resignation or removal, which power of attorney is hereby agreed and acknowledged to be coupled

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with an interest and irrevocable, and shall survive the death, dissolution, bankruptcy or incapacity of any Manager until such time as the withdrawal of such Manager from the Company has been reflected by all necessary or appropriate agreements, instruments and other documents.

(b)   Resignation. Any Manager may resign by delivering his, her or its written resignation to the Company at its principal office or to the Company's Chief Executive Officer, President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event.

(c)   Removal and Appointment of Successor; Vacancies. Any Manager may be replaced or removed with or without cause by the holders of a Majority Vote; provided, that any Manager elected pursuant to Section 5.3 may not be removed without cause unless such removal is directed or approved by the affirmative vote of the Member(s) entitled to designate that Manager. For purposes hereof, "cause" shall include such Manager having a Permanent Disability. Any vacancies created by the resignation, removal, dissolution or death of a Manager shall be filled pursuant to the provisions of Section 5.3 or by any remaining Manager elected by the same Persons entitled under Section 5.3 to fill such vacancy.

(d)   Action by Consent. Any action required or permitted to be taken by the Manager may be taken by consent to the action in writing or by electronic transmission.

(e)   Compensation of Manager. The Manager may be paid such compensation for its/his/her services and such reimbursement for expenses of attendance at meetings pursuant to any then-effective reimbursement policies of the Company. No such payment shall preclude a Manager from serving the Company or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

(f)   No Liability for Designation of Manager. No Member, nor any Affiliate of any such Member, shall have any liability solely as a result of designating a Person for election as a Manager in accordance with the provisions of this Agreement for any act or omission by such designated Person in its, his or her capacity as a Manager, nor shall any Member or any Affiliate of such Member have any liability solely as a result of voting for any such designee in accordance with the provisions of this Agreement.

5.5   Members.

(a)   Place of Meetings. All meetings of Members shall be held at such place within or without the State of Connecticut as may be designated from time to time by the Manager or the Company's President or Chief Executive Officer or, if not so designated, at the principal place of business of the Company.

(b)   Meetings. No meeting of Members is required to be held. If so determined by the Manager, there may be held an annual meeting of Members for the transaction of such business as may properly be brought before the meeting. Such annual meeting, if held, shall be held on a date to be fixed by the Manager or the Company's Chief Executive Officer or President at the time and place to be fixed by the Manager or the Company's Chief Executive Officer or President and stated in the notice of the meeting. If no annual meeting is held in

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accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in this Agreement to the annual meeting of the Members shall be deemed to refer to such special meeting. Special meetings of Members may be called at any time by the Manager or the Company's Chief Executive Officer or President.

(c)   Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of Members, whether annual or special, shall be given no less than 10 or more than 60 days before the date of the meeting to each Member entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the Member at his, her or its address as it appears on the records of the Company.

(d)   Quorum. Except as otherwise provided by law, the Articles or this Agreement, the holders of a Majority Vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business.

(e)   Adjournments. Any meeting of Members may be adjourned to any other time and to any other place at which a meeting of Members may be held under this Agreement by the Members present or represented at the meeting, although less than a quorum, or, if no Member is present, by any officer entitled to preside at or to act as Secretary of such meeting. It shall not be necessary to notify any Member of any adjournment of less than 30 days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting.

(f)   Voting and Proxies. Except as otherwise provided by this Agreement, each Member of record shall be entitled to vote at a meeting of Members, or to express consent or dissent to Company action in writing without a meeting. A Member may vote or express such consent or dissent in person or may authorize another Person or Persons to vote or act for him, her or it by written proxy executed by the Member or his, her or its authorized agent and delivered to any officer of the Company. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

(g)   Action at Meeting. When a quorum is present at any meeting, the Members representing a Majority Vote shall decide any matter to be voted upon by the Members at such meeting, except when a different vote is required by express provision of law, the Articles or this Agreement.

(h)   Action without Meeting. Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the Members holding not less than the minimum aggregate votes (by reference to outstanding Class A Common Shares) that would be necessary to authorize or take such action at a meeting at which all Members to vote on such action were present and voted. Prompt notice of the taking of an action

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without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing.

5.6   Protective Provisions. The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Agreement) the written consent or affirmative vote of those Members holding a Majority Vote, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a)   liquidate, dissolve or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event or consent to any of the foregoing;

(b)   amend, alter or repeal any provision of the Articles or this Agreement;

(c)   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of equity;

(d)   decrease or increase the authorized number of Managers;

(e)   change the principal business of the Company, enter new lines of business or exit the current line of business;

(f)   sell, assign, license, pledge or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(g)   issue, or obligate itself to issue, any Common Shares (other than Incentive Shares) for no or de minimis consideration (including options to purchase for no or de minimis consideration).

5.7   Officers.

(a)   Enumeration. The officers of the Company may consist of a Chief Executive Officer and/or President, a Treasurer, a Secretary, and such other officers with such other titles as the Manager shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. Each officer shall devote such time to the affairs of the Company as may be reasonably necessary for performance by the officer of his or her duties hereunder, provided such officers shall not be required to devote full time to such affairs, unless otherwise determined by the Manager. Each officer of the Company shall, in the performance of his or her duties as such, owe to the Members fiduciary duties, including duties of loyalty and care, of the type owed by officers of a corporation to the stockholders of such corporation under the laws of the State of Delaware.

(b)   Election. Officers may be elected by the Manager by written consent.

(c) <u>Qualification</u>. No officer needs to be a Member or a Manager. Any two or more offices may be held by the same person.

(d) <u>Tenure</u>. Except as otherwise provided by law, by the Articles or by this Agreement, each officer shall hold office until his or her successor is elected and qualified, unless a different term is specified in the vote electing such officer, or until such officer's earlier death, resignation or removal.

(e) <u>Resignation and Removal</u>.

(i) Any officer may resign by delivering his or her written resignation to the Company at its principal office or to the Company's Chief Executive Officer, President or Secretary, or the Manager. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event.

(ii) Any officer may be removed at any time, with or without cause, by the Manager.

(iii) Except as the Manager may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Company.

(f) <u>Vacancies</u>. The Manager may fill any vacancy occurring in any office for any reason and may, in its/his/her discretion, leave unfilled for such period as it/he/she may determine any office. Each such successor shall hold office for the unexpired term of such officer's predecessor and until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

(g) <u>President and Chief Executive Officer</u>. The President, and Chief Executive Officer, if any, shall, subject to the direction of the Manager, have general charge and supervision of the business of the Company, and shall perform such other duties and shall have such other powers as the Manager may from time to time prescribe.

(h) <u>Vice Presidents</u>. Vice Presidents, if any, shall, subject to the direction of the Manager and other "Chief" officers, perform such duties and shall have such powers as the Manager and/or any "Chief" officer may from time to time prescribe.

(i) <u>Treasurer</u>. The Treasurer shall perform such duties and shall have such powers as the President may from time to time prescribe. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Company, to deposit funds of the Company in depositories selected in accordance with this Agreement, to disburse such funds as ordered by the Manager, to make proper accounts of such funds and to render as required by the Manager statements of all such transactions and of the financial condition of the Company.

#377857v4<ACTIVE> - USPGI LLC A&R Operating Agreement (5.13.24)

(j)   Secretary. The Secretary shall perform such duties and shall have such powers as the President, or the Manager may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of Members, to attend all meetings of Members and keep a record of the proceedings, to maintain the Share Ledger and prepare lists of Members and their addresses as required and to be custodian of the Company records.

(k)   Salaries. Each officer shall be entitled to such salary, compensation or reimbursement as shall be fixed or allowed from time to time by the Manager.

5.8   Interpretation of Rights and Duties of Members. To the fullest extent permitted by the Act and other applicable law, and to the extent not inconsistent with, and subject to, the specific provisions of this Agreement or the Articles, it is the intention of the parties that no Member, in his, her or its capacity as a Member, shall have any power or authority whatsoever with respect to the management of the business and affairs of the Company.

5.9   Binding the Company. Except as the Manager may generally or in any particular case or cases otherwise authorize, and subject to the other provisions of this Agreement and the Articles, the President, the Treasurer, the Secretary and the Manager, or any of them acting singly, may execute all deeds, leases, contracts, bonds, notes, checks, drafts or other obligations to be made, accepted or endorsed by the Company.

5.10   Contracts with Members. With the approval of the Manager in each case, the Company may engage in business with, or enter into one or more agreements, leases, contracts or other arrangements for the furnishing to or by the Company of goods, services or space with any Member or Affiliate of a Member, and may pay compensation in connection with such business, goods, services or space, provided in each case the amounts payable thereunder are reasonably comparable to those that would be payable to unaffiliated Persons under similar agreements, and if the determination of such amounts is made in good faith it shall be conclusive absent manifest error.

5.11   Indemnification and Exculpation. No Manager, or his, her or its Affiliates, or any officer of the Company (each an "**Indemnified Person**") shall have any liability to the Company or to any Member for any loss suffered by the Company that arises out of any action or inaction of any Manager or his, her or its Affiliates or officer, if such Manager or his, her or its Affiliates or officer, as the case may be, in good faith, determined that such course of conduct was in the best interests of the Company and if such course of conduct did not constitute gross negligence or willful misconduct of such Manager or his, her or its Affiliates or officer. Each Manager and his, her or its Affiliates and each officer shall be indemnified by the Company against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it with respect to actions taken by such Manager or his, her or its Affiliates or officer on behalf of the Company, provided that the Company shall not indemnify any Person with respect to any matter as to which such Person shall have been adjudicated in any proceeding to have acted with gross negligence or willful misconduct. Without limiting the foregoing, such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or

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proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the Person indemnified to repay such payment if such Person shall be adjudicated not to be entitled to indemnification under this Section 5.11, which undertaking may be accepted without reference to the financial ability of such Person to make repayment. Any indemnification to be provided hereunder may be provided although the Person to be indemnified is no longer a Manager or an Affiliate of a Manager or an officer. Any indemnity under this Section 5.11 shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement, vote of Members or the Manager (unless such Manager has a pecuniary interest therein) or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a Manager (or an Affiliate of a Person who has ceased to be a Manager) or officer and shall inure to the benefit of the heirs, executors and administrators of such a Person. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of Managers and officers as in effect immediately before such transaction, whether such obligations are contained in the Company's organizational documents, or elsewhere, as the case may be. Any repeal or modification of the foregoing provisions of this Section 5.11 by the Members shall not adversely affect any right or protection of a Manager existing at the time of, or increase the liability of any Manager with respect to any acts or omissions of such Manager occurring prior to, such repeal or modification. If this Section 5.11 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Indemnified Person as to any reasonable expenses (including attorneys' fees), and any judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Company, to the fullest extent permitted by any applicable portion of this Section 5.11 that shall not have been invalidated and to the fullest extent permitted by applicable law.

5.12 <u>Non-Competition</u>. For so long as a Member or any of its Affiliates or appointees is an employee, officer or Manager of the Company, and for a period of three hundred sixty-five (365) days thereafter (the "**Restricted Period**"), and unless otherwise waived in writing by the Manager (unless such Manager has a pecuniary interest therein), such Member, and such Affiliate(s) and appointee(s), shall not, directly or indirectly, engage, or be interested in any business or entity that engages, anywhere in the United States or elsewhere, in any other business or activity which deals with the manufacture, marketing, sale, resale, supply or distribution of pharmaceutical products. For this purpose, a Person shall be deemed to be "interested" in a business, activity or entity if he or she is engaged or interested in that business, activity or entity as a stockholder, director, officer, manager, member employee, sales representative, agent, broker, partner, individual proprietor, lender, consultant or otherwise, but not if his or her interest is limited solely to the ownership as a passive investment of 5% or less of any class of the equity or debt securities of a corporation whose shares are traded on any U.S. national securities exchange.

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5.13   Non-Solicitation. During the Restricted Period, and unless otherwise waived in writing by the Manager (unless such Manager has a pecuniary interest therein), each Member, and each Affiliate and appointee of such Member who is or was an employee, officer or Manager of the Company, shall not, directly or indirectly, on his, her or its own behalf or on behalf of any other Person or entity, solicit for employment (or for consulting) or hire, or otherwise encourage the resignation of, any Person who was employed by the Company, or served as a Manager, at any time during the twelve (12) month period preceding the date of solicitation or hiring. During the Restricted Period, and unless otherwise waived in writing by the Manager, no Member, nor any Affiliate or appointee thereof, shall, directly or indirectly, solicit or encourage any Person or entity who is a customer, client, agency or supplier of the Company to discontinue or diminish his, her or its business relationship with the Company.

ARTICLE VI
ALLOCATIONS OF INCOME AND LOSS; DISTRIBUTION

6.1   Determination by the Manager of Certain Matters. Liabilities shall be determined in accordance with generally accepted accounting principles, applied on a consistent basis; and, consistent therewith, the Manager may create reserves for estimated accrued expenses, liabilities or contingencies. All matters not expressly provided for by the terms of this Agreement concerning the valuation of assets of the Company, and the allocation of Income, Loss, items of income, deduction, gain, loss, credit and other matters, among the Members, including taxes thereon, and accounting procedures shall be determined by the Manager.

6.2   Effect of Transfer. If any Interest in the Company is Transferred, the proportionate Capital Account and Percentage Interest attributable to such Interest in the Company shall continue to be attributable to such Interest in the Company.

6.3   Distributions.

    (a)   General. Except upon dissolution, winding-up or liquidation of the Company, or a Deemed Liquidation Event, pursuant, in each case, to Article Article VIII, and subject to the reasonably anticipated business needs and opportunities of the Company and the requirements of any lender, including the establishment of reasonable reserves, any cash available for distribution by the Company from the operations of the Company in the ordinary course of its business shall be distributed, at the sole discretion of the Manager, after payment of expenses, to the Members in proportion to their Percentage Interests and in accordance with the priorities set forth in Article Article IV.

    (b)   Tax Distributions. Notwithstanding the foregoing, if the Company has Income for federal income tax purposes for any calendar year, then the Manager may, at the sole discretion of the Manager, adjust distributions to Members to cover the net tax liability allocated to such Member in the current and all preceding calendar years. Notwithstanding the foregoing, any Tax Distribution may be reduced or not made with respect to any calendar year to the extent that the Manager reasonably determines that there is not adequate cash available to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements and replacements.

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(c)   Guaranteed Payment. So long as any Member is an employee/independent contractor of the Company, such Member shall have a right to receive compensation from the Company for such Member's services to the Company (the "**Guaranteed Payment**"), as such Guaranteed Payment to such Member is determined, allocated and authorized by the Manager in its/his/her sole discretion. For avoidance of doubt, the Manager shall determine, in its/his/her sole discretion, (i) when and if to make any Guaranteed Payment, (ii) to which Member(s) any such Guaranteed Payment shall be made, and (iii) the amount of any such Guaranteed Payment to any Member. The Company shall account for any such Guaranteed Payment to any Member on its books and records as an expense for services rendered by such Member; and any Guaranteed Payment to any Member shall be (x) if such Member is an employee of the Company under applicable law, reduced by all federal, state, local and other withholding and similar taxes and payments required by applicable law, and (y) if such Member is an independent contractor, paid as pre-tax earnings for which such Member shall assume and pay any income tax due and owing thereon under all applicable federal, state and local laws.

6.4   Distribution of Assets in Kind. No Member shall have the right to require any distribution of any assets of the Company in kind. If any assets of the Company are distributed in kind, such assets shall be distributed on the basis of their fair market value as determined in good faith by the Manager. Any Member entitled to any interest in such assets shall, unless otherwise determined by the Manager, receive separate assets of the Company and not an interest as a tenant-in-common with other Members so entitled in any asset being distributed.

6.5   Withholding. The Company is authorized to withhold from distributions, or with respect to allocations to the Members, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld. All amounts withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any distribution or allocation to the Members shall be treated as amounts distributed to the Members with respect to which such amount was withheld pursuant to this Section 6.5 for all purposes under this Agreement.

ARTICLE VII
TRANSFERS OF INTEREST; DISSOCIATION

7.1   Transfers of Interests.

(a)   General Transfer Restriction. Except as otherwise expressly provided in this Agreement, a Member may not Transfer all or any portion of any of such Member's Shares or any interest therein except if approved in writing by the Manager (or, if the Manager has a pecuniary interest therein, the Members by Majority Vote). The Company shall not register any Transfer of a Member's Shares or any interest therein, and any such Transfer or registration of Transfer shall be null and void, if effected in contravention of the terms hereof. Each Member proposing to Transfer any Shares (the "**Buy-Sell Shares**") must deliver written notice (the "**Buy-Sell Notice**") to the Company and each Member not later than forty-five (45) days prior to the consummation of such proposed Transfer. Such Buy-Sell Notice shall contain the material terms and conditions (including price and form of consideration) of the proposed Transfer and the identity of the prospective Transferee.

(b)   Upon the occurrence of an Event of Dissociation, or receipt of a Buy-Sell Notice, the Company, first, shall have the right (but not the obligation) under this Section 7.1 (the "**Buy-Sell Right**") to purchase (i) from a Member proposing a Transfer, any or all of the Buy-Sell Shares at Fair market Value and/or (ii) from a dissociating Member or its Legal Representative (the "**Dissociating Member**") all of the Shares of the Dissociating Member at Book Value; and the other Members pro ratably, second, shall have the right (but not the obligation) under this Section 7.1 to purchase (i) from a Member proposing a Transfer, any or all of the Buy-Sell Shares not purchased by the Company at Fair Market Value and/or (ii) from a from the dissociating Member, all of the Shares of the Dissociating Member not purchased by the Company (as to each such Member, "**Second Buy-Sell Right**") at Book Value. The pro rata Second Buy-Sell Right of each Member shall be determined by dividing the number of Shares held by such Member by the number of Shares held by all other Members (excluding the Buy-Sell Shares).

(c)   Each Member proposing to make a transfer must deliver written notice to the Company and each other Member (the "**First Buy-Sell Notice**"). If, in the case of a Dissociating Member no such notice is delivered, it shall be deemed to have been delivered as of the time of the Event of Dissociation. With respect to Buy-Sell Shares for which a Buy-Sell Right arises from an Event of Dissociation, the Company shall be deemed to have elected to exercise its Buy-Sell Right with respect to all available shares automatically thirty (30) days following delivery or deemed delivery of the First Buy-Sell Notice, <u>unless</u> the Company provides written notice to the Dissociating Member that the Company elects not to exercise its Buy-Sell Right. To exercise its First Buy-Sell Right with respect to a proposed Transfer, the Company must deliver written notice to the Legal Representative within thirty (30) days after delivery of the First Buy-Sell Notice (the "**First Buy-Sell Exercise Period**"), which written notice from the Company shall indicate the number of Buy-Sell Shares that the Company desires to purchase. If the Company does not exercise its First Buy-Sell Right with respect to all Buy-Sell Shares in a proposed Transfer, the Legal Representative shall deliver written notice to each other Member (the "**Second Buy-Sell Notice**") to that effect no later than the next business day after the expiration date of the First Buy-Sell Exercise Period. To exercise its Second Buy-Sell Right with respect to a proposed Transfer, a Member must deliver written notice to the Legal Representative and the Company within thirty (30) days after delivery of the Second Buy-Sell Notice (the "**Second Buy-Sell Exercise Period**"), which written notice from a Member shall indicate the number of Buy-Sell Shares that such Member desires to purchase.

(d)   If options to purchase have been exercised by the Company and the Members in accordance with Section 7.2(c)with respect to some but not all of the Buy-Sell Shares by the end of the Second Buy-Sell Exercise Period, then the Legal Representative shall, immediately after the expiration of the Second Buy-Sell Exercise Period, send written notice (the "**Undersubscription Notice**") to those Members who fully exercised their Second Buy-Sell Right within the Second Buy-Sell Exercise Period (the "**Exercising Members**"). Each Exercising Member shall, subject to the provisions of this Section 7.2(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Buy-Sell Shares at Fair Market Value. To exercise such option, an Exercising Member must deliver a written notice (the

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"**Undersubscription Exercise Notice**") to the Legal Representative and the Company within ten (10) days after receipt of the Undersubscription Notice (the "**Undersubscription Exercise Period**"). In the event that there are two or more such Exercising Members that choose to exercise the last-mentioned option for a total number of remaining Buy-Sell Shares in excess of the number available, the remaining Buy-Sell Shares available for purchase under this Section 7.1(d) shall be allocated to such Exercising Members pro rata based on the number of Buy-Sell Shares such Exercising Members have elected to purchase pursuant to the Second Buy-Sell Right (without giving effect to any Buy-Sell Shares that any such Exercising Member has elected to purchase pursuant to an Undersubscription Exercise Notice). If the Exercising Members are allocated less than the total number of Buy-Sell Shares for which they have subscribed, the Legal Representative shall immediately notify all of the Exercising Members of their allocation in accordance with the previous sentence.

(e)   The closing of the purchase of Buy-Sell Shares by the Company and the Members shall take place, and all payments from the Company and the Members of the Fair Market Value of the Buy-Sell Shares, shall have been delivered to the selling Member, by 90 days after delivery of the First Buy-Sell Notice.

(f)   "**Fair Market Value**" of any Share shall be determined by the Manager after taking into consideration all factors which it/he/she deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm's length; revenues and operating earnings of the Company for the most recent twelve-month period; projected revenues and operating earnings of the Company for the next twelve-month period; the positive cash flow of the Company, discounted to present value; the nature and timing of any product releases, product orders and product shipments; generation of significant orders, cash flow from operations, consummation of relationships with strategic partners; the book value of the Company's assets as recorded on the most recently prepared balance sheet of the Company (the "**Book Value**"); the price/earnings multiples of comparable publicly-traded companies; and appropriate consideration of the senior rights, preferences and privileges of all Shares outstanding, and other pertinent factors determined by the Manager. Notwithstanding anything in the foregoing to the contrary, the Fair Market Value of Buy-Sell Shares for which a Buy-Sell Right arises from an Event of Dissociation shall be no greater than Book Value, as determined by the Manager. The determination of Fair Market Value, including which factors to include and the weight to be accorded each, shall be at the sole discretion of the Manager. The Company shall send written notice of Fair Market Value to the Legal Representative and Members on or before the expiration of the First Buy-Sell Exercise Period.

7.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer of Shares by any Member is approved by the Manager pursuant to Section 7.1(d), and thereafter are to be sold to a prospective Transferee, each other Member shall have the right, but not an obligation, to participate in such Transfer on the terms and conditions specified in the Proposed Transfer Notice (as to each Member, the "**Right of Co-Sale**"). Each Member may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the proposed Transfer as set forth in Section 7.2(b) and, subject to Section 7.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice.

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Each Member who desires to exercise its Right of Co-Sale (each, a "**Participating Member**") must give the selling Member written notice to that effect within ten (10) days of receiving the Proposed Transfer Notice, and upon giving such notice such Participating Member shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Member may include in the proposed Transfer all or any part of such Participating Member's Shares equal to the product obtained by multiplying (i) the aggregate number of Shares subject to the proposed Transfer by (ii) a fraction, the numerator of which is the number of Shares owned by such Participating Member immediately before consummation of the proposed Transfer and the denominator of which is the total number of Shares owned, in the aggregate, by all Participating Members immediately prior to the consummation of the proposed Transfer, plus the number of Shares subject to the proposed Transfer held by the selling Member. To the extent that one or more of the Participating Members exercise such Right of Co-Sale in accordance with the terms and conditions set forth herein, the number of Shares that the selling Member may sell in the proposed Transfer shall be correspondingly reduced.

(c)   Co-Sale Transfer Agreement. The Participating Members and the selling Member agree that the terms and conditions of any proposed Transfer in accordance with this Section 7.2 shall be memorialized in, and governed by, a written purchase and sale agreement with the prospective transferee (the "**Co-Sale Transfer Agreement**") with customary terms and provisions for such a transaction, and the Participating Members and the selling Member further covenant and agree to enter into such Co-Sale Transfer Agreement as a condition precedent to any Transfer in accordance with this Section 7.2. Any Participating Member may withdraw from exercising such Participating Member's Right of Co-Sale in connection with a proposed Transfer at any time prior to executing the applicable Co-Sale Transfer Agreement, in which case the number of Shares that the selling Member may sell in the proposed Transfer shall be correspondingly increased to give effect to the non-participation of such Participating Member.

(d)   Allocation of Consideration. The aggregate consideration payable to the Participating Members and the selling Member shall be allocated based on the number of Shares sold to the prospective transferee by each Participating Member and the selling Member as provided in Section 7.2(b).

(e)   Purchase by Selling Member; Deliveries. Notwithstanding Section 7.2(c), if any prospective Transferee refuses to purchase Shares subject to the Right of Co-Sale from any Participating Member or upon the failure to negotiate in good faith a Co-Sale Transfer Agreement reasonably satisfactory to the Participating Members, the selling Member may not sell any Shares to such prospective Transferee unless and until, simultaneously with such sale, such selling Member purchases all Shares subject to the Right of Co-Sale from such Participating Member on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 7.2(d). In connection with such purchase by the selling Member, such Participating Member shall deliver to the selling Member a share certificate or certificates (if such Shares are certificated), properly endorsed for transfer, representing the Shares being purchased by the selling Member. Each such Share certificate delivered to the selling Member shall be transferred to the prospective Transferee against payment

25

therefor in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Member shall concurrently therewith remit or direct payment to each such Participating Member the portion of the aggregate consideration to which each such Participating Member is entitled by reason of its participation in such sale as provided in this Section 7.2(e).

(f)   Additional Compliance. If any proposed Transfer is not consummated within 60 days after Manager's approval thereof, any Member proposing the Transfer may not sell any Shares unless such Member first complies in full with each provision of this Article Article VII. The exercise or election not to exercise any right or option by any Member hereunder shall not adversely affect its right to participate in any other sales of Shares.

7.3   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Shares not made in strict compliance with this Agreement).

(b)   Violation of Co-Sale Right. If any Member purports to Transfer any Shares in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Member who desires to exercise its Right of Co-Sale under Section 7.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Transferring Member to purchase from such exercising Member the type and number of Shares that such exercising Member would have been entitled to sell to the prospective transferee had the Prohibited Transfer been effected in compliance with the terms of Section 7.2. The sale shall be made on the same terms, including, without limitation, as provided in Section 7.2(d) and subject to the same conditions as would have applied had the Transferring Member not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the exercising Member learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 7.2. Such Transferring Member shall also reimburse each exercising Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Member's Right of Co-Sale with respect to a Prohibited Transfer.

7.4   Exempt Transfers.

(a)   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 7.1 and 7.2 shall not apply: (i) in the case of a Member that is an entity, to a Transfer by such Member to its Affiliates, stockholders, members, partners or other equity holders subject to Sections 7.6 and 7.7; or (ii) in the case of a Member that

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is a natural person, to a Transfer of Shares by such Member made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her Immediate Family, or any other Person approved by the Manager subject to Sections 7.6 and 7.7; provided that in the case of clauses (i) and (ii), the Member (or such Member's representative in the case of death) shall deliver prior written notice to the Company and the other Members of such Transfer and such Shares shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, execute and deliver a counterpart signature page to this Agreement or a joinder agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Member (but only with respect to the securities so transferred to the transferee), including the obligations of a Member with respect to proposed Transfers of such Shares pursuant to this Article Article VII.

(b)   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 7.1 and 7.2 shall not apply to the sale of any Shares (i) to the public in an offering pursuant to an effective registration statement under the Securities Act or (ii) pursuant to a Deemed Liquidation Event.

(c)   Prohibited Transferees. Notwithstanding the foregoing, no Member shall transfer any Shares to any Person which, in the determination of the Manager, directly or indirectly competes with the Company.

7.5   Lock-Up.

(a)   Agreement to Lock-Up. Each Member hereby agrees that it shall not, without the prior written consent of the managing underwriter(s), during the period commencing on the date of the final prospectus relating to the registration by the Company of Common Shares or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, or any successor form thereto, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed 180 days or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in Financial Industry Regulatory Authority (FINRA) rules or the rules of any exchange on which the Common Shares are then trading, or any successor provisions or amendments thereto), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares (whether such Shares or any such securities are then owned or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or other securities, in cash or otherwise. The foregoing provisions of this Section 7.5 shall not apply to the sale of any equity securities to an underwriter pursuant to an underwriting agreement, or, in the case of a Member that is a natural person, the transfer of any equity securities that is made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her Immediate Family, or any other Person approved by the Manager, or , in the case of a Member that is an entity, upon a transfer by such Member to its Affiliates, stockholders, members, partners or other equity holders; provided that (x) such person (or such person's representative in the case of death) shall deliver prior written notice to the Company of such transfer, (y) such equity securities shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such transfer, agree to be bound by all the terms and conditions of this Agreement (but only with respect to such equity securities) and (z) such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 7.5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7.5 or that are necessary to give further effect thereto. Any attempted Transfer of such securities contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon such securities, shall be null and void and without effect.

(b)   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Shares of each Member (and transferees and assignees thereof) until the end of such restricted period.

7.6   Member's Agreement. Each Member hereby severally agrees that:

(a)   such Member shall not Transfer all or any part of his, her or its Interest in the Company except as permitted by this Agreement, and, for purposes hereof, any Transfer of any equity interest in a holding company or special purpose vehicle holding any Shares shall constitute a Transfer subject to the restrictions and rights contained therein; and

(b)   in no event shall all or any part of an Interest be Transferred to a minor or an incompetent except in trust or pursuant to the Uniform Gifts to Minors Act.

7.7   Assignees.

(a)   Status of Assignee. An assignee of the Interest of a Member, or any portion thereof, who shall otherwise be permitted pursuant to the terms of this Agreement, shall become a substituted Member entitled to all the rights of a Member if, and only if, the assignee executes and delivers a joinder agreement so specifying or an additional signature page to this Agreement (and to the Articles, if required), which agreement or signature page shall be executed by the Company's Chief Executive Officer or President, or other Person authorized by the Manager, and by such assignee, and such other instruments, in form and substance satisfactory to the Manager, as may be necessary, appropriate or desirable to effect such substitution and to confirm the agreement of the assignee to be bound by the terms and provisions of this Agreement. Any such assignee shall confirm in such joinder agreement or signature page that the representations and warranties contained in Section 3.7 are true and correct as to such assignee as of the date of such assignment.

(b)   Assignees Subject to This Agreement. Any Person who acquires in any manner whatsoever an Interest or any part thereof in the Company, whether or not such Person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted

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into the Company as a Member as provided in Section 3.8, shall be deemed, by acceptance of the acquisition thereof, to have agreed to be subject to and bound by all of the obligations of this Agreement with respect to such Interest and shall be subject to the provisions of this Agreement with respect to any subsequent Transfer of such Interest.

7.8 <u>Drag Along Right</u>.

(a) <u>Actions to be Taken</u>. In the event that (x) the Manager and (y) the holders of a Majority Vote (the "**Electing Members**") approve a Sale of the Company in writing, then each Member hereby agrees:

(i) if such transaction requires Member approval, with respect to all Shares that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Articles or this Agreement required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if such transaction is a Share Sale, to sell the same proportion of Shares beneficially held by such Member as is being sold by the Electing Members to the Person to whom the Electing Members propose to sell their Shares and, except as permitted in Section 7.8(b), on the same terms and conditions as the Electing Members;

(iii) to execute and deliver all related documentation and take such other action in support of such Sale of the Company as shall reasonably be requested by the Company or the Electing Members in order to carry out the terms and provision of this Section 7.8, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with such Sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi) if the consideration to be paid in exchange for the Shares pursuant to this Section 7.8 includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against

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surrender of the Shares which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Manager) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Electing Members, in connection with such Sale of the Company, appoint a Member representative (the "**Member Representative**") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (x) the appointment of such Member Representative, (y) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations and (z) the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (B) not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

(b)   Exceptions. Notwithstanding the foregoing, a Member shall not be required to comply with this Section 7.8 in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(i)   the liability for indemnification, if any, of such Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Proposed Sale is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Proposed Sale;

(ii)   upon the consummation of the Proposed Sale, (A) each Member will receive the same form of consideration for such Member's Shares as is received by other Members in respect of their Shares of the same class or series, and (B) the aggregate consideration receivable by all Members shall be allocated among the Members on the basis of the relative liquidation preferences to which the holders of Shares are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with Article Article VIII as in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares pursuant to this Section 7.8(a)(ii) includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Manager) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(iii)   subject to clause (ii) above, requiring the same form of consideration to be available to the Members of any single class or series of Shares, if any Members are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all Members will be given the same option; provided, however, that nothing in this Section 7.8(a)(iii) shall entitle any Member to receive any form of consideration that such Member would be ineligible to receive as a result of such Member's failure to satisfy any condition, requirement or limitation that is generally applicable to the Members.

7.9   Record Ownership. The Company, the Manager and the officers of the Company shall be entitled to treat the record owner of any Interest as reflected on the Share Ledger as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until such time as a written assignment of such Interest has been received and accepted by the Company and recorded on the Share Ledger.

7.10   Specific Performance. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Article Article VII are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that the Company and each of the Members shall be entitled to an injunction to prevent breaches of this Article VII, and to specific enforcement of this Article Article VII and its terms and provisions (including, without limitation, specific performance or the rescission of purchases, sales and other transfers of Shares not made in strict compliance with this Agreement) in any action instituted in any court of the United States or any state having subject matter jurisdiction. Further, each party waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

ARTICLE VIII
DISSOLUTION

8.1   Events Causing Dissolution. The Company shall be dissolved, and its affairs wound up upon:

(a)   The (i) approval of the Manager, and (ii) the affirmative vote or written consent of the holders of a Majority Vote; or

(b)   The entry of a decree of judicial dissolution under the Act.

8.2   Termination of Membership. No Member shall resign or withdraw from the Company except that, subject to the restrictions set forth in Article Article VII and any legend on any relevant Share certificate, any Member may Transfer his, her or its Interest in the Company to an assignee and an assignee may become a Member in place of the Member which assigned his, her or its Interest with respect to the Interest transferred. The death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the

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continued membership of any Member shall not in and of itself cause the Company to be dissolved or its affairs to be wound up and, upon the occurrence of any such event, the Company shall be continued without dissolution.

8.3   Procedures On Dissolution. Dissolution of the Company shall be effective on the day on which occurs the event giving rise to the dissolution, but the Company shall not terminate until the Articles shall have been canceled and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company, as aforesaid, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement. The Manager or, if there be no Manager, a liquidator appointed with the consent of the Members ("**Liquidator**"), shall liquidate the assets of the Company, apply and distribute the proceeds thereof as contemplated by this Agreement and cause the cancellation of the Articles.

8.4   Distributions Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, distributions of any remaining assets of the Company available for distribution to its Members shall be distributed among the holders of Common Shares, pro rata based on the number of Shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Shares pursuant to the terms of this Agreement immediately prior to such dissolution, liquidation or winding up of the Company.

8.5   Deemed Liquidation Events.

(a)   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a Majority Vote elect otherwise by written notice sent to the Company:

(i)   a merger or consolidation in which (a) the Company is a constituent party or (b) a subsidiary of the Company is a constituent party and the Company issues Shares pursuant to such merger or consolidation, except in either case any such merger or consolidation involving the Company or a subsidiary in which the Shares outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity of (x) the surviving or resulting entity or, (y) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity (provided that, for the purpose of this Section 8.5(a)(i), all Shares issuable upon exercise of Options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Shares are converted or exchanged); or

(ii)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole

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or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except to the extent that such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

(b)   [Reserved].

(c)   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the Members upon any such Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such Members by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Manager.

8.6   Filing. Upon dissolution and the completion of the winding up of the Company, the Liquidator shall cause to be executed and filed with the Secretary of State, a certificate of cancellation in accordance with the Act.

ARTICLE IX
TAX MATTERS; BOOKS AND RECORDS; REPORTS

9.1   Books and Records; Share Ledger. The Manager shall keep, or cause the Company's Secretary, if any, or another designated Person to keep:

(a)   (i) complete and accurate books and records of the Company on the income tax method of reporting and otherwise in accordance with generally accepted accounting principles consistently applied, which shall be maintained and be available, in addition to any documents and information required to be furnished to the Members under the Act, at the office of the Company for examination and copying by any Member or Manager, or his, her or its duly authorized representatives, at the Member's or Manager's reasonable request and at the Member's or Manager's expense during ordinary business hours and (ii) a current list of the full name and last known address of each Member and Manager, a copy of this Agreement, any amendments thereto, the Articles, including all certificates of amendment thereto, executed copies of all powers of attorney, if any, pursuant to which this Agreement, any amendment, the Articles or any certificate of amendment has been executed, copies of the Company's financial statements and federal, state and local income tax returns and reports, if any, for the three most recent Fiscal Years; provided, however, that the Company shall have no obligation to deliver or mail a copy of the Articles or any amendment thereto to the Members; and

(b)   a share ledger which shall set forth the Percentage Interest and holdings of Shares (and class of Common Shares) of each Member, as modified from time to time pursuant to this Agreement (the "**Share Ledger**"). The Share Ledger is confidential and shall not be available for inspection by any Member or any other party, except as permitted by the Manager in its/his/her sole discretion. The initial Share Ledger is attached hereto as **Schedule B**.

9.2   Reports. Within 90 days after the end of each Fiscal Year, the Manager shall furnish (or cause to be furnished) to all Members such information as may be needed to enable the

Members to file their federal income tax returns and any required state income tax return. The cost of all such reporting shall be paid by the Company as a Company expense.

9.3   Confidentiality. Each Member agrees that such Member shall keep confidential and shall not disclose, divulge or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 9.3 by such Member), (b) is or has been independently developed or conceived by the Member without use of the Company's confidential information or (c) is or has been made known or disclosed to the Member by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Member may disclose confidential information: (i) to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Shares from such Member, if such prospective purchaser agrees in writing to be bound by the provisions of this Section 9.3; (iii) to any Affiliate, partner, member, stockholder or wholly owned subsidiary of such Member in the ordinary course of business, if such Person agrees in writing to be bound by the provisions of this Section 9.3; or (iv) as may otherwise be required by law, provided that the Member promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

9.4   Fiscal Year. The fiscal year of the Company shall end on December 31 of each year.

9.5   Tax Matters Partner. The Manager shall designate a Member to serve as the "**Tax Matters Partner**" of the Company. If at any time such Person is not eligible under the Code to serve, or refuses or is unable to serve, as the Tax Matters Partner, another Member shall be designated by the Manager to serve as the Tax Matters Partner. The Tax Matters Partner is hereby authorized to and shall perform all duties of a Tax Matters Partner under the Code and shall serve as Tax Matters Partner until his, her or its resignation or until the designation of his, her or its successor, whichever occurs sooner. The initial Tax Matters Partner shall be the Founding Member. The Tax Matters Partner may not compromise any dispute with the Internal Revenue Service or any other governmental entity without the approval of the Manager.

9.6   No Treatment as Association. The Manager and the Tax Matters Partner shall not file a federal tax election under Section 301.7701-3 of the Regulations to treat the Company as an association.

ARTICLE X
MISCELLANEOUS

10.1   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer and President of the Company, and a designee of the Electing Members, and each of them, with full power of substitution, solely with respect to the election of the Manager in accordance with Section 5.3 and votes regarding any Sale of the Company pursuant to Section 7.8 (excluding the initial vote by the holders of a Majority Vote described in introductory sentence of Section 7.8(a)), and hereby authorizes each of them to represent and to vote, if and only if the party (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of the Manager or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action necessary to effect such terms and provisions. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless this Section 10.1 expires. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Section 10.1 terminates, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

10.2   Notices. Except for notices of Members, notice of which shall be given in the manner provided in Section 5.5(c), any and all notices under this Agreement and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient and, if not sent during normal business hours of the recipient, then on the recipient's next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. In order to be effective, all such notices shall be addressed, if to the Company, at its principal business address identified in Section 2.4 of this Agreement, or, if to a Member, at the address set forth on **Schedule A**, or, in each case, to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 10.2. If notice is given to the Company, a copy, which shall not constitute notice, shall also be sent to Prospera Law LLP, 1901 Avenue of the Stars, Suite 480, Los Angeles, CA 90067, Attn: Ben Wiles.

10.3   Binding Provisions. Subject to the restrictions on Transfers set forth herein, the covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, Legal Representatives, successors and assigns.

10.4   Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Connecticut, including the Act, as interpreted by the courts of the State of Connecticut, notwithstanding any rules regarding choice of law to the contrary (provided that, as set forth in Section 5.8, to the extent not inconsistent with the specific provisions of this Agreement, the Act or the Articles, the authority of the Manager shall be determined by reference to the Delaware General Corporation Law).

10.5   Electronic Signature; Counterparts. This Agreement may be executed and delivered by facsimile or other electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.6   Severability of Provisions. Each provision of this Agreement shall be considered separable. To the extent that any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act (and, if the Act is subsequently amended or interpreted in such manner as to make effective any provision of this Agreement that was formerly rendered invalid, such provision shall automatically be considered to be valid from the effective date of such amendment or interpretation) and considering the intent of the parties hereto and the bargained for consideration or benefits to be received by each party hereto.

10.7   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.8   Amendments and Waivers. Except as otherwise specifically provided in this Agreement, including, without limitation, Sections 3.8(b), 4.1 and 5.11 of this Agreement, this Agreement or the Articles may be amended and the observance of any term of this Agreement or the Articles may be waived (either generally or in a particular instance, and either retroactively or prospectively) only by written approval of the holders of a Majority Vote. Notwithstanding the foregoing, (i) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any holder of Common Shares without the written consent of such holder, unless such amendment, termination or waiver applies to all holders of Common Shares in the same fashion; (ii) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any holder of Class A Common Shares without the written consent of the holders of at least a majority of the outstanding Class A Common Shares; (iii) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any holder of Class A Common Shares without the written consent of such holder, unless such amendment, termination or waiver applies to all holders of Class A Common Shares in the same fashion; and (iv) any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party.

10.9   Reorganization into Corporate Form. The holders of a Majority Vote may effect a reorganization of the Company into a corporation (a "**Successor Corporation**") by whatever means such holders deem desirable; provided, however, that it shall be a condition precedent to such reorganization that in connection with such reorganization (a) each Share shall be converted into the number of shares of the same series of common stock and preferred stock of the Successor Corporation, so that each Member's relative percentage ownership interest of the outstanding common stock and preferred stock of the Successor Corporation immediately after such reorganization is such Member's relative percentage ownership interest in the Company immediately prior to such reorganization (giving effect to all preferred returns contemplated herein) and (b) the relative preferences, powers, rights, qualifications, limitations and restrictions in respect of the outstanding common stock and preferred stock of the Successor Corporation immediately after such reorganization is the same as the relative preferences, powers, rights, qualifications, limitations and restrictions in respect of the Common Shares immediately prior to such reorganization. In such case, all Members shall provide all necessary cooperation, including, without limitation, the execution of any documents (including any voting agreement) or filings that may be required.

10.10 Third Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor (other than a Member who is a creditor) or other Person (other than a Member or Manager in his, her or its capacity as such) to whom any debts, liabilities or obligations are owed by (or who otherwise have any claim against) the Company, the Manager or any of the Members. Moreover, notwithstanding anything contained in this Agreement, no such creditor or other Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any Member or Manager.

10.11 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior written or oral agreements and understandings relating to such subject matter. The Members and Manager hereby agree that each Member and Manager shall be entitled to rely on the provisions of this Agreement, and no Member or Manager shall be liable to the Company or any other Member or Manager for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members and the Manager hereby agree that the duties and obligations imposed on the Members and Manager as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company, the Members and the Manager, notwithstanding any provision of the Act or common law to the contrary.

10.12 Waiver of Partition. Each Member agrees that irreparable damage would be done to the Company if any Member brought an action in court to dissolve the Company. Accordingly, unless otherwise expressly authorized in this Agreement, each Member agrees that he, she or it shall not, either directly or indirectly, take any action to require partition or appraisal of the Company or of any of the assets or properties of the Company, and notwithstanding any provisions of this Agreement to the contrary, each Member (and his, her or its successors and assigns) accepts the provisions of the Agreement as his, her or its sole entitlement on termination, dissolution and/or liquidation of the Company and hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale or other liquidation with respect to his, her or its interest in, or with respect to, any assets or properties of the Company; and each Member agrees that he, she or it shall not petition a court for the dissolution, termination or liquidation of the Company.

10.13 Judicial Venue. The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the State of Connecticut for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the State of Connecticut and (iii) hereby waive, and agree not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient

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forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10.14   Jury Trial Waiver. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SHARES OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS SHALL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.15   Aggregation of Shares. All Shares held or acquired by Affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and the exercise of any such rights may be allocated among such Affiliated Persons in such manner as such Affiliated Persons may determine in their discretion.

10.16   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

10.17   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

10.18   Legal Counsel. Each Member hereby agrees and acknowledges that:

(a)   Prospera Law, LLP ("**Prospera**") has been retained by the Company in connection with the organization of the Company and the offering of Shares, and in such capacity has provided legal services to the Company. The Company expects to retain Prospera to provide legal services to the Company in connection with the management and operation of the Company and any other transactions effectuated by the Company.

(b)   Prospera is not representing and will not represent the Members in connection with the organization of the Company, the offering of Shares, the management and operation of the Company, or any dispute which may arise between the Company, on the one hand, and any other Member, on the other (the "**Company Legal Matters**").

(c)   Each Member will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel.

(d)   Each Member hereby agrees that Prospera may represent the Company or its respective affiliates in connection with any and all Company Legal Matters (including any dispute between the Company and one or more Members) and waives any present or future conflict of interest with Prospera regarding Company Legal Matters.

10.19   Certification of Non-Foreign Status. In order to comply with Section 1445 of the Code and applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company, an affidavit stating, under penalties of perjury, (a) the Member's address, (b) United States taxpayer identification number, and (c) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the Manager to withhold ten percent (10%) of each such Member's related distribution of the amount realized by the Company on the disposition.

10.20   Prevailing Party. If any party hereto initiates any legal action or lawsuit against the other party hereto to enforce its rights under this Agreement, the prevailing party in such action or suit shall be entitled to receive reimbursement form the other party for all reasonable attorneys' fees and the other costs and expenses incurred by the prevailing party in respect of such litigation, including any appeal, and any such reimbursement may be included in the judgment or final order issued in such proceeding. Any award of damages following judicial remedy as a result of the breach of this Agreement or any of its provisions shall include an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by Law.

10.21   Rules of Usage. In this Agreement, unless a clear intention appears otherwise: (a) the singular number includes the plural number and vice versa; (b) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any gender includes each other gender; (d) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (e) reference to any law means such law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; (f) "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision hereof; (g) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; (h) "or" is used in the inclusive sense of "and/or"; (i) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; (j) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, schedules or amendments thereto; and (k) section references shall be deemed to refer to all subsections thereof, unless otherwise expressly indicated.

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement as of the date first above written.

NEXT GEN GLOBAL ALLIANCE LLC

By: *Maureen Frances Granito*
      592F76135AD6484...

Name: Maureen Frances Granito
Title: Member

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement as of the date first above written.

AIMEE BOORMAN

DocuSigned by:

By: C38D6D4E14274CE...

Name: Aimee Boorman

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement as of the date first above written.

LAPRISE WILLIAMS

DocuSigned by:

By: _____
37A81A2A5C744E2...

Name: LaPrise Williams

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement as of the date first above written.

[Name of NetCapital Holding Company]

By:_____
Name:
Title:

SCHEDULE A

Principal Place of Business of the Company

15 River Road, Suite 15B Wilton, CT 06897

SCHEDULE B

Address and Holdings of Members

Name and Address	Class A Common	Class B Common	Class C Common
Next Gen Global Alliance LLC 15 River Road, Suite 15B Wilton, CT 06897	7,000,000		
Aimee Boorman		1,500,000	
LaPrise Williams		1,500,000	
[NetCapital Holding Company]			[*]